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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TNS, INC.
(Name of Subject Company (Issuer))

TNS, INC.
(Names of Filing Person (Offeror))

Common Stock, par value $.001 per share
(Title of Class of Securities)

872960109
(CUSIP Number of Class of Securities)

Michael Q. Keegan, Esq.
Executive Vice President, General Counsel and Secretary
TNS, Inc.
11480 Commerce Park Drive, Suite 600
Reston, Virginia 20191
(703) 453-8429
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey E. Jordan Arent Fox PLLC 1050 Connecticut Ave., NW Washington, DC 20036 (202) 857-6473	Barbara L. Becker James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,500,000	$19,597.05

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 9,000,000 shares of the outstanding common stock, par value $0.001 per share, at a price per share of $18.50 in cash.

**
The amount of the filing fee equals $117.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $19,597.05	Filing Party: TNS, Inc.
Form or Registration No.: Schedule TO	Date Filed: April 5, 2005
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐
    third-party tender offer subject to Rule 14d-1.

    ☒
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed by TNS, Inc., a Delaware corporation ("TNS" or the "Company"), on April 5, 2005 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to purchase for cash up to 9,000,000 shares of its Common Stock, par value $0.001 per share (the "Common Stock"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

        The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        Item 11 of the Schedule TO is hereby amended by adding the following:

        On May 5, 2005, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m. New York City time, on Tuesday, May 3, 2005. A copy of the press release is filed as Exhibit (a)(5)(G) to this Schedule TO and is incorporated herein by reference.

        Item 12 of the Schedule TO is hereby amended by adding the following exhibits:

(a)(5)(F)	Press Release dated May 4, 2005
(a)(5)(G)	Press Release dated May 5, 2005
(b)(3)
Amended and Restated Credit Agreement, dated May 4, 2005, by and among Registrant, Transaction Network Services, Inc., the several financial institutions from time to time party thereto as Lenders and General Electric Capital Corporation, as Agent, L/C Issuer and a Lender, with GECC Capital Markets Group, Inc., as Lead Arranger (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 5, 2005, and incorporated herein by reference).

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TNS, INC.
By:	/s/ MICHAEL Q. KEEGAN Name: Michael Q. Keegan Title: Executive Vice President, General Counsel and Secretary

Dated: May 5, 2005

3

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 5, 2005. *
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated April 5, 2005, announcing the Offer. *
(a)(5)(B)	Letter to Shareholders. *
(a)(5)(C)	Press Release dated April 21, 2005 (included as Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 21, 2005, and incorporated herein by reference).
(a)(5)(D)
Certain supplemental information not included in the press release dated April 21, 2005 (included as Exhibit 99.2 to the Company's Current Report on Form 8-K dated April 21, 2005, and incorporated herein by reference).
(a)(5)(E)	Transcript of Conference Call on April 21, 2005. **
(a)(5)(F)	Press Release dated May 4, 2005 ***
(a)(5)(G)	Press Release dated May 5, 2005 ***
(b)(1)	Commitment Letter, dated April 4, 2005, by and among Transaction Network Services, Inc. and General Electric Capital Corporation. *
(b)(2)
Form of Credit Agreement among Registrant, Transaction Network Services, Inc., General Electric Capital Corporation, various other lending institutions and GECC Capital Markets Group, Inc. (filed as Exhibit 4.5 to Amendment No. 4 the Company's Registration Statement on Form S-1 on March 1, 2004, and incorporated herein by reference).
(b)(3)
Amended and Restated Credit Agreement, dated May 4, 2005, by and among Registrant, Transaction Network Services, Inc., the several financial institutions from time to time party thereto as Lenders and General Electric Capital Corporation, as Agent, L/C Issuer and a Lender, with GECC Capital Markets Group, Inc., as Lead Arranger (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 5, 2005, and incorporated herein by reference).
(d)(1)	2004 Long-Term Incentive Plan (filed as Exhibit 10.5 to Amendment No. 5 the Company's Registration Statement on Form S-1 on March 16, 2004, and incorporated herein by reference).
(d)(2)	2001 Founders' Stock Option Plan (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 on November 3, 2003, and incorporated herein by reference).
(d)(3)
Form of Amended and Restated Registration Agreement by and among the Company and the persons listed on Schedule A thereto (filed as Exhibit 4.2 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).

(d)(4)
Stock Purchase Agreement dated April 3, 2001 between the Registrant and TNS Holdings, L.L.C., as amended (filed as Exhibit 4.3 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(5)
Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell, Jr. (filed as Exhibit 10.6 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(6)
Form of Amended and Restated Senior Management Agreement between the Registrant and Brian J. Bates (filed as Exhibit 10.7 to Amendment No. 3 the Company's Registration Statement on Form S-1 on February 20, 2004, and incorporated herein by reference).
(d)(7)
Form of Amended and Restated Senior Management Agreement between the Registrant and Henry H. Graham, Jr. (filed as Exhibit 10.8 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(8)
Form of Amended and Restated Senior Management Agreement between the Registrant and John J. McDonnell III (filed as Exhibit 10.9 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(9)
Form of Amended and Restated Senior Management Agreement between the Registrant and Matthew M. Mudd (filed as Exhibit 10.10 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(10)
Form of Amended and Restated Senior Management Agreement between the Registrant and Edward C. O'Brien (filed as Exhibit 10.11 to Amendment No. 2 the Company's Registration Statement on Form S-1 on January 13, 2004, and incorporated herein by reference).
(d)(11)	Letter Agreement dated April 5, 2005, by and between the Company and the GTCR Funds. *
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed on Schedule TO dated April 5, 2005.

**
Previously filed on Amendment No. 1 to Schedule TO dated April 25, 2005.

***
Filed herewith.

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